November 6, 2006

Susann Reilly, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

    Re:      Signet International Holding, Inc.
            Form SB-2, Amendment 3 filed September 22, 2006
            File No. 333-134665

Dear Ms. Reilly:

We represent Signet International Holdings, Inc. (the “Company”). We are in receipt of your letters dated October 26, 2006 and the following sets forth the Company’s responses thereto:

General

1.
We note your supplemental response to prior comment one from our letter dated September 8, 2006 that only business acquisitions will be solely of LPTV stations or other broadcast properties and that you will not enter into an acquisition that will result in change in control. Please provide clear disclosure throughout the prospectus. For example, we note the discussion of acquisitions in the second paragraph on page 17. Explain the reference to acquiring other entities. Also, explain the reference to no “current intention: to enter into transactions that would result in a change in control. We may have further comment.

ANSWER:       The second paragraph on page 17 has been revised to properly disclose that the Company intends to acquire LPTV stations, not entities, and that the Company has no intention of entering into any agreement that will result in a change of Signet control.
Summary Information

2.
We note the agreement with FreeHawk was rescinded and that you intend to restructure the agreement in a future period. Provide clear disclosure of the reasons for the rescission of the agreement and clarify the current status of your intent to restructure the agreement.

ANSWER:       The reason for the rescission of the agreement and the current status of intent to restructure the agreement has been provided.

Summary Financial Data, page 2

3.
The June 30, 2006, balances reported for total expanses, net loss and net loss per share per the Summary Financial Data do not appear to agree to the balances presented in the statement of operations. Please reconcile these amounts and revise the document accordingly.

ANSWER:        The amounts have been reconciled and the document revised accordingly.

Risk Factors, page 3

4.
In the first two risk factors on page 4, you state you had net losses of $577,129 since your inception. Per the June 30, 2006 financial statements, your accumulated deficit is $827,129. Please reconcile these amounts and revise the document accordingly.

ANSWER:       The amounts have been reconciled and the document revised accordingly.

Selling Security Shareholders, page 7

5.
We note the reference to assuming the changes do not involve increasing the number of shares or dollar amount registered. Please confirm supplementally that you understand an increase in the number of shares or dollar amount being registered after effectiveness would be considered a new offering and would not be available even on a post-effective amendment to this registration statement.

ANSWER:       The Company has confirmed that it understands that an increase in the number of shares or dollar amount being registered after effectiveness would be considered a new offering and would not be available even on a post-effective amendment to this registration statement.

Business of Issuer, page 17

6.
We note that the agreement with FreeHawk was rescinded. Clarify the facts surrounding the rescission, update the intent to enter into a new agreement and state whether FreeHawk received any cash or shares issued pursuant to the agreement.

ANSWER:       This section has been revised to clarify the facts surrounding the rescission, to update the intent to enter into a new agreement and a note has been added stating that Freehawk did not receive any cash or shares pursuant to the agreement.

7.
Please remove promotional disclosure from throughout this section. For example, we note the statement that “SIG believes that the sales revenues, after the first year, will not only cover operating costs and expenses thereafter, but also, within the next 18 months, return sufficient revenue to pay for capital expenditures.” Since the company has not commenced operations, there does not appear to be a basis for such disclosure. Revise the disclosure throughout this section accordingly. We may have further comment.

ANSWER:        This section has been revised throughout to remove promotional language.

Low Power Television Station, page 19

8.
We note that the source for the information in this section and in digital terrestrial broadcasting network is from 1986 and 1999. Please explain, given the date of the information, the basis for continued reliance upon this information and any efforts of the company is to determine whether this information reflects the current status of the low power television station. We may have further comment.

ANSWER:       The information identified has been removed and the document revised accordingly.

9.	Provide the basis for your belief that LPTV presents a less expensive and more flexible means of delivering programming.

ANSWER:       This language has been removed from this section.

Digital Terrestrial Broadcasting Network, page 20

10.	We reissue prior comment 15 of our letter dated September 8, 2006. Supplementally provide us with copies of, or excerpts from, the publications which you have referenced.

ANSWER:       The language identified has been removed from this section.

Hi-Definition Television, page 20

11.	Provide clear disclosure that there is no guarantee you will be able to enter into a definitive agreement and no guarantee that you will be able to offer HDTV.

ANSWER:      This document has been revised to include this disclosure.

Plan of Operations, page 22

12.
In the first paragraph on page 23, you discuss your cash requirements throughout 2007. However, you do not appear to discuss the amounts due to Big Vision. Please expand this discussion as needed to discuss all amounts you are obliged to pay through 2007 and beyond.

ANSWER:       The document has been revised to disclose that the Company will not owe any amount to Big Vision until such time as the Company commences using their services under the Agreement. In addition, this section has been revised to disclose that the Company has no other contractual obligations at this time.

13.
On page 23 you state, “We anticipate for the next 12 months, excluding the costs of any LPTV station acquisitions, our operational as well as general and administrative expenses will total $126,000.” Since you have recorded $420,010 of operating expenses in the first six months ending June 30, 2006, please tell us how you determined you will only need $126,000 for your operating expenses over the next twelve months.

ANSWER:        The first six months required $420,010 in operating expenses, which the Company believes to be an unusually high number due to costs such as legal, auditing and other fees incurred in the process of going public which will not be owed in the future. Therefore, the Company anticipates a significant reduction in operating expense to about $126,000 for the next 12 months.

14.
We partially reissue prior comment 18 of our letter dated September 8, 2006. Provide a more detailed discussion of the time frame for commencing and completing the various steps of the plan of operation. Also, discuss the estimated expenses associated with the steps and the expected source(s) of funding. Clarify how you plan to finance the purchase of the LPTV station.

ANSWER:       This section has been revised to provide a more detailed description of the time frame for commencing and completing the various steps of the plan of operation.

Executive Compensation, page 27

15.
We note the disclosure of the factors considered in determining the salary of Mr. Letiziano. Clarify how you will determine the salary for Mr. Letiziano and whether there are any formal or informal understandings regarding salary, even if not evidenced by a written employment agreement.

ANSWER:       This section has been revised to clarify that there is no formal or informal understanding regarding salary and that salary will be determined by the Board of Directors of the Company based upon the Company’s revenues.

Financial Statements, page F-3

Note J-Commitments, page F-12

Big Vision Management Contract, page F-14

16.
We re-issue part of our previous comment 24 of our letter dated September 8, 2006. Please revise to disclose the meaning of “industry standard rate” in the notes to the year-end and interim financial statements and clarify the total dollar amount of the fees that you are obligated to pay.

ANSWER:       This section has been revised to revise the language to clarify the meaning of industry standard rate and clarify the total amount of fees the Company is obligated to pay.

Consolidated Statement of Operations, page F-16

17.
You valued the issuance of 250,000 shares to consultants at $250,000. This expense should be reported with similar expenses paid in cash, and you should not segregate a portion with a caption referring to stock issuances at less than fair value. This also applies to the presentation of compensation expense related to the 57,000 shares issued in July and August 2005. Please revise the annual and interim financial statements to report the consulting and compensation expense accordingly.

ANSWER:       The following sets forth the accounting interpretation for these expenses:

1)  the agreed-upon value of the services, had they been paid in cash was $125,000.
2)  the "fair value" of the stock as established by the PPM is $250,000.
3)  the "cash equivalent" expense is charged to the appropriate consulting expense line item in the P&L.
4) Pursuant to the comments of the SEC staff that created Amendment #1, the differential is set out separately as "compensation expense" in the "operating expense" section of the P&L.

5)  the footnote clearly explains the valuation, the agreed-upon value or cash received and the treatment of the differential as required by GAAP.  Based upon same this comment would seem to contradict the position in the initial comment letter and the Company believes the presentation is appropriate and represents, a position that best "presents fairly" the transaction in both substance and form.  Accordingly, no change in treatment or presentation was made from the last filed set of financial statements.

Note A-Organization and Description of Business, page F-18

18.
In this footnote, you state you have incurred cumulative operating losses of approximately $453,800. However, the June 30, 2006, balance sheet reflects an accumulated deficit of $827,129. Please reconcile these amounts and revise the document accordingly.

ANSWER:       This footnote has been revised to reconcile with the balance sheet.

Note F-Note Payable, page F-21

19.
This footnote reports a June 30, 2006, note payable balance of $50,000 whereas the balance sheet reports a zero balance. Please revise to provide consistent information throughout the document accordingly.

ANSWER:       This footnote has been revised accordingly.

Exhibits

20.	Please file as an exhibit the resolution regarding pre-incorporation contracts.

ANSWER:       The Company had no pre-incorporation contracts and therefore there is no exhibit for the resolution for same. As set forth in response to question 28, the resolution regarding pre-incorporation contracts has been filed as an exhibit.

21.	We reissue comment forty-three of our letter dated September 8, 2006.

ANSWER:       As discussed, this refers to Question 33 of the September 8, 2006. The Company will file an amended 10KSB with the revisions requested in Question 33 of the September 8, 2006 letter.

Recent sales of Unregistered Securities, page II-2

22.
On page II-3 and II-4, you state you completed an offering on May 2006 whereby you issued 381,000 shares of your common stock in exchange for cash consideration of $381,000. You also mention this private placement in MD&A. Please explain to us why this transaction does not appear to be accounted for in the June 30, 2006 financial statements.

ANSWER:       Both this section and the MD&A have been revised to clarify that the offering commenced in September 2005 and concluded in January 2006 as set forth in the financials.

23.
We note your response to prior comment 27 of our letter dated September 8, 2006. Provide clear disclosure in this section regarding the sophistication of the investors in this offering. See Regulation D for guidance regarding sophistication.

ANSWER:       This section has been revised to provide clear disclosure regarding sophistication of the investors in both offerings.

24.	We reissue prior comment 28 of our letter dated September 8, 2006. Disclose the value placed upon the consideration received in the September 8, 2005 share exchange.

ANSWER:       This section was previously revised to disclose the value placed upon the consideration received in the September 8, 2005 share exchange was par value. This section has been revised now to disclose the par value was $0.001 for a total of $5,000.

25.	Provide clear disclosure of the consulting services and the party providing the services. State the value placed upon the services provided.

ANSWER:       This section has been revised to provide clear disclosure of the consulting services and the party providing the services. This section already sets forth the valued placed on the services provided.

Exhibits

26.
Clarify, if true, that there are no separate documents setting forth the rights of the class of preferred stock currently outstanding. If there is a separate preferred stock agreement setting forth terms and rights of these security holders, it should be filed as an exhibit.

ANSWER:       There is no separate document setting forth the rights of class of preferred stock currently outstanding.

27.
We reissue prior comment 32 of our letter dated September 8, 2006. Provide a legal analysis for the potential legal liability under the federal securities laws for the public disclosure of exhibits 99.1 and 99.2.

   ANSWER:      The SB-2 has been revised to include a risk factor and disclosure in the Management Discussion and Analysis regarding the potential legal liability under the federal securities laws for the public   disclosure of exhibits 99.1 and 99.2.

28.
We note in your response to prior comment 10 of our letter dated September 8, 2006 that Triple Play Media provided the company with a copy of the resolution ratifying, adopting and accepting all pre-incorporation contracts. Please file this resolution as an exhibit.

ANSWER:      This resolution dated September 11, 2005 has been filed as an exhibit.

Form 10-QSB as of June 30, 2006

29.
Revise the Form 10-QSB as of June 30, 2006 to conform to the requested changes to the Form SB-2 as applicable. Also, revise this Form to comply with comments 23 and 24 from our September 8, 2006 comment letter.

   ANSWER:      The Company will file an amended 10-QSB for the quarter ended June 30, 2006 once the Company has cleared all comments in connection with this registration statement. The 10-QSB will be amended to reflect (i) the comments and responses issued pursuant to this registration statement and (ii) that the Company is a shell company as defined in Rule 12b-2 of the Exchange Act to comply with comments 23 and 24 from the September 8, 2006 comment letter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
            GREGG E. JACLIN